FORM 4

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

    Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*
(Last)	Portera
(First)	Malcolm
(Middle)
(Street)	2801 Highway 280 South
(City)	Birmingham
(State)	Alabama
(Zip)	35223

2. Issuer Name and Ticker or Trading Symbol
(Issuer Name)	Protective Life Corporation
(Ticker or Trading Symbol)	PL

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
(I.D. Number)

4. Statement for Month/Day/Year
(Month/Day)	April 9
(Year)	2003

5. If Amendment, Date of Original (Month/Day/Year)
(Month/Day)
(Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
    X
X	(Director)
(Officer, give title below)

(10% Owner)
(Other, specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
    X
X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/09/03		A		47.7386	A	28.2790	217.1670	I	Def. Comp. 1

1. Shares acquired through PLC Def.
Comp. Plan for Directors who are not
officers of the corporation
exempt under Rule 16b-3.

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date Month/Day/ Year	3A. Deemed Execution Date, if any (Month/Day/Year	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date

Table II Continued - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses:

/s/ MALCOLM PORTERA	APRIL 10, 2003
**Signature of Reporting Person	Date
BY: Harriette Hyche
Attorney-in-Fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a.).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.